Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

           Attention Business/Financial Editors:
           Vermilion Energy Trust - Third Quarter Results for the Three and Nine
           Month Periods Ended September 30, 2008

           CALGARY, Nov. 10 /CNW/ - Vermilion Energy Trust ("Vermilion" or the
"Trust") (TSX - VET.UN) is pleased to report interim operating and unaudited financial results for the three and nine month periods ended September 30,
2008.

           <<
           Third Quarter Highlights:

           -   Recorded production of 31,927 boe/d in the third quarter of 2008 as compared to 33,743 boe/d in the second quarter of 2008. Previously announced shut-in production in the Netherlands, combined with scheduled downtime in Australia were the primary drivers behind the production decline. Production was relatively flat as compared to
               32,172 boe/d recorded in the third quarter of 2007, and is expected to remain stable over the balance of the year. Vermilion had projected softer production levels in the second half of 2008 and has maintained its 2008 production guidance unchanged between 32,000 and
               33,000 boe/d.

           -   Generated fund flows from operations of $131.8 million ($1.73 per unit) in the third quarter of 2008 compared to $190.3 million ($2.50 per unit) in the second quarter of 2008. A significant draw on crude oil inventories in the second quarter of 2008 was the principal reason for the higher cash flow in the second quarter, as compared to the third quarter of 2008. As only two shipments of crude occurred in each of Australia and the Aquitaine Basin in France, Vermilion's
               crude oil inventory levels increased to 390,000 barrels at the end of the third quarter compared to 114,000 barrels at the end of the second quarter.

           -   Vermilion distributed $0.57 per unit in the quarter, equivalent to
               30% of fund flows from operations, representing the lowest cash payout ratio in its peer group of oil and gas income trusts. Since converting to a trust in January 2003, Vermilion has distributed more than 100% of the initial unit price at the time of conversion and has never decreased its distribution payments.

           -   Total payout comprising of net distributions, capital expenditures, reclamation fund contributions and asset retirement costs incurred was 68% of fund flows from operations in the third quarter of 2008 and 50% year to date in 2008.

           -   Vermilion further reduced its net debt from the second quarter by approximately $63 million to $222 million, equivalent to
               approximately 0.4 times annualized third quarter 2008 fund flows from operations. Vermilion's existing line of credit of $675 million is expected to be an important tactical advantage as Vermilion continues to pursue acquisitions.

           -   Vermilion drilled 14 Drayton Valley and central Alberta wells in the third quarter of 2008, and continued its workover and recompletion programs in Canada and France. On October 22, 2008, Vermilion began drilling the first of two wells at its Wandoo Field in Australia. The plan is to drill both wells concurrently and Vermilion expects both wells will be drilled, completed and tied-in before year-end.

           -   On September 8, 2008, Verenex Energy Inc., in which Vermilion holds approximately 18.8 million shares representing a 42.4% equity interest, announced that it has initiated a process to identify, examine and consider a range of strategic alternatives available to
               Verenex to maximize shareholder value.

           -   Vermilion is well positioned to weather a prolonged global economic downturn and believes the distressed markets may provide the opportunity to acquire producing properties at attractive metrics.
               The Trust's conservative business model and low payout ratio are expected to provide a significant cushion in a low commodity price environment, which should enable Vermilion to maintain its current distribution levels for the foreseeable future.
           >>

           Conference Call and Webcast Details:

           Vermilion will discuss these results in a conference call to be held on
Monday, November 10, 2008. The conference call will begin at 9:00 AM MST
(11:00 AM EST). To participate, you may call toll free 1.800.732.9303 or
416.644.3414 (Toronto area). The conference call will also be available on replay by calling 1.877.289.8525 or 416.640.1917 (Toronto area) using pass code 21286517 followed by the pound key. The replay will be available until midnight eastern time on November 24, 2008. You may also listen to the webcast by clicking http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID(equal sign)2320560

           <<
           HIGHLIGHTS

           Financial ($000's CDN         Three Months Ended       Nine Months Ended
            except unit and per unit    Sept 30,    Sept 30,    Sept 30,    Sept 30,
            amounts)                       2008        2007        2008        2007
           -------------------------------------------------------------------------
           Petroleum and natural gas
            revenue                  $  245,712  $  187,939  $  816,576  $  501,609
           Fund flows from
            operations                  131,834      98,757     441,577     259,796
             Per unit, basic(1)            1.73        1.36        5.78        3.58
           Capital expenditures          37,402      51,720     105,971     123,518
           Acquisitions, including
            acquired working capital
            deficiency                      959          14      46,387     129,239
           Net debt                                             222,185     454,712
           Reclamation fund
            contributions and asset
            retirement costs
            incurred                     12,697       1,221      14,988       2,438
           Cash distributions per
            unit                           0.57        0.51        1.71        1.53
           Distributions declared        39,810      33,949     118,652     100,825
             Less DRIP                        -       9,501      18,453      26,185
             Net distributions           39,810      24,448     100,199      74,640
             % of fund flows from
              operations distributed,
              gross                         30%         34%         27%         39%
             % of fund flows from
              operations distributed,
              net                           30%         25%         23%         29%
           Total net distributions,
            capital expenditures,
            reclamation fund
            contributions and asset
            retirement costs
            incurred                 $   89,909  $   77,389  $  221,158  $  200,596
             % of fund flows from
              operations                    68%         78%         50%         77%
           Trust units outstanding(1)
             Adjusted basic                                  76,904,192  73,584,337
             Diluted                                         79,149,782  76,675,661
           Weighted average trust
            units outstanding(1)
             Adjusted basic                                  76,387,515  72,668,093
             Diluted                                         78,114,281  75,222,465
           Unit trading
             High                                            $    45.50  $    39.25
             Low                                             $    31.00  $    30.33
             Close                                           $    34.06  $    36.40
           -------------------------------------------------------------------------
           Operations
           -------------------------------------------------------------------------
           Production
             Crude oil (bbls/d)          17,479      18,222      17,848      16,775
             Natural gas liquids
              (bbls/d)                    1,563       1,643       1,590       1,482
             Natural gas
              (mcf/d)                    77,305      73,835      80,834      74,875
             Boe/d (6:1)                 31,927      32,172      32,910      30,737
           Average reference price
             WTI ($US/bbl)           $   117.98  $    75.38  $   113.29  $    66.23
             Brent ($US/bbl)             114.78       74.87      111.02       67.13
             AECO ($CDN/mcf)               7.74        5.18        8.62        6.55
             Netherlands reference
              (Euro/GJ)                    8.06        5.03        7.24        5.18
             Foreign exchange rate
              ($US/$CDN)                   0.96        0.96        0.98        0.91
             Foreign exchange rate
              (Euro/$CDN)                  0.64        0.70        0.65        0.67
           Average selling price
             Crude oil and natural
              gas liquids ($CDN/bbl)     100.83       79.27      112.93       71.24
             Natural gas ($CDN/mcf)        9.71        6.34        9.71        7.17
           Netbacks per boe (6:1)
             Operating netback            56.31       41.04       61.69       39.52
             Fund flows netback           44.86       33.37       48.97       30.97
             Operating costs         $    12.10  $    10.16  $    11.31  $    10.15
           -------------------------------------------------------------------------
           (1) Includes trust units issuable for outstanding exchangeable shares based on the period end exchange ratio
           >>

           The above table includes non-GAAP measures which may not be comparable to other companies. Please see "Non-GAAP Measures" under MD&A section for further discussion.

           OUTLOOK

           Vermilion expects fourth quarter production volumes will remain stable near 32,000 boe/d. Normal production declines in Canada, France and the
Netherlands will be offset by slightly higher Australian volumes as no significant downtime is planned at Wandoo in the fourth quarter.
Accordingly, Vermilion is maintaining production guidance between 32,000 and
33,000 boe/d for 2008. New production from the two wells that are currently drilling at Wandoo is expected to be tied-in near the end of 2008 and will not have a significant impact on fourth quarter 2008 volumes.  Production from each of these wells is expected at approximately 1,000 boe/d.
           Capital expenditures in the fourth quarter are projected at approximately
$85 million, with roughly half of that amount aimed at the Wandoo drilling program. Vermilion expects year-end net debt to approach $260 million, representing less than six months trailing cash flow.
           Vermilion anticipates a capital expenditure program of between $175 million and $250 million for 2009. The Trust believes one of its primary responsibilities is to maintain a stable stream of distributions for unitholders, and Vermilion does not anticipate any change in distributions in
2009. Management also believes that the Trust's strong balance sheet provides a good opportunity to pursue acquisitions in a more favourable 'buyer's market' for property transactions.
           In 2009, Vermilion is projecting record activity levels in France and the
Netherlands and a slight slowdown in western Canadian activity. Australian capital spending in 2009 will be limited to maintenance capital spending as the trust assesses the performance of the 2008 drilling activity.
Approximately one-third of Vermilion's 2009 capital expenditure program is geared towards non-reserve-additive activities, including long term studies related to the waterflood and enhanced oil recovery programs, seismic and land expenditures and subsurface and facilities maintenance. This portion of the capital program is focused on the potentially significant expansion and long-term sustenance of Vermilion's existing reservoirs.
           Approximately 40% to 45% of Vermilion's 2009 capital program will be focused in France, where Vermilion anticipates drilling six to ten wells in its most active program in France since 1998. Besides new wells in the
Champotran/La Torche field, drilling plans include a water injection well at
Les Mimosas to support oil production from that field. New drilling in the
Parentis field is being temporarily deferred until commodity prices rebound.
Vermilion will continue with a robust workover and recompletion program in the
Chaunoy, Cazaux and Parentis fields.
           Approximately 25% to 30% of the capital program is earmarked for Canada, where Vermilion will maintain its successful natural gas drilling, workover and recompletion program in Drayton Valley and a smaller coalbed methane and shallow gas program in Central Alberta.
           In the Netherlands, subsidence concerns led Vermilion to shut in approximately 1,000 boe/d of production in July 2008. Vermilion has applied to re-instate 150 boe/d and is reviewing new reservoir data, but has not made any decision regarding the balance of this production. Approximately one quarter of the 2009 capital program is aimed at the Netherlands, where Vermilion hopes to drill four to five wells in 2009. None of the drilling will be in the area affected by subsidence concerns. Potential additional production volumes from this drilling program are excluded from Vermilion's 2009 guidance figures, as drilling is not expected to begin until the third quarter of 2009 with tie-in expected at year-end.
           Preliminary production estimates reflect average volumes in 2009 of between 31,500 and 33,000 boe/d.

           Verenex Energy Inc., in which Vermilion holds approximately 18.8 million shares representing a 42.4% equity interest, announced that it has initiated a process to identify, examine and consider a range of strategic alternatives available to Verenex to maximize shareholder value. The company continues to achieve positive drilling results in Libya. On November 6, 2008 Verenex announced that its two most recent wells have also encountered hydrocarbons in the target zones. To date, Verenex has drilled sixteen wells, all of which encountered hydrocarbons. Eleven of these wells, which include nine new field exploration wells and two appraisal wells have been tested at combined rates of 98,000 boe/d of production.  The company is developing a commerciality application that contemplates an initial production phase of up to 50,000 boe/d.
           On November 3, 2008, Verenex reported that DeGolyer and McNaughton
("D&M"), an independent engineering firm, provided an updated assessment of oil and gas resources in Verenex's discoveries and portfolio of exploration prospects in Area 47. In summary, the aggregate of D&M's updated September 30,
2008 best estimate of gross contingent resources and risked mean estimate of gross prospective resources, on an oil equivalent basis, has increased by 36%
to approximately 2.15 billion barrels.

           Verenex is a Canada-based, international oil and gas exploration and production company with a world-class discovered resource base and exploration portfolio in the Ghadames Basin in Libya. Under the EPSA terms for Area 47,
Verenex is the operator and holds a 50% working interest in the initial 5-year
Exploration Period which reduces to 25% for any commercial developments retained in a subsequent 25-year Exploitation Period. These working interest levels reflect the Company's required share of capital funding during the periods. In any commercial development scheme, Verenex would fund 25% of capital expenditures and 6.85% of operating costs and receive an initial production allocation (free of all taxes and royalties) of 6.85%.
           Vermilion is well positioned to survive a prolonged global economic downturn. The Trust's strong financial position could prove advantageous as
Vermilion continues to pursue acquisition opportunities. A robust capital program is scheduled for 2009 to take advantage of a significant portfolio of organic growth opportunities. Vermilion does not anticipate any change to its distribution levels in 2009, even under a low commodity price scenario. The interests of Management and the Board of Directors are aligned with unitholders through the ownership of approximately 9% of the issued and outstanding Vermilion units (including exchangeable shares).

           MANAGEMENT'S DISCUSSION AND ANALYSIS
           -------------------------------------

           The following is Management's Discussion and Analysis (MD&A) dated
November 6, 2008 of Vermilion's operating and financial results as at and for the three and nine month periods ended September 30, 2008 compared with the corresponding periods in the prior year. This discussion should be read in conjunction with the unaudited interim consolidated financial statements for the period ended September 30, 2008 and the Trust's audited consolidated financial statements for the years ended December 31, 2007 and 2006, together with accompanying notes, as contained in the Trust's 2007 Annual Report.

           NON-GAAP MEASURES

           This report includes non-GAAP ("Generally Accepted Accounting
Principles") measures as further described herein. These measures do not have standardized meanings prescribed by GAAP and therefore may not be comparable with the calculations of similar measures for other entities.
           "Fund flows from operations" represents cash flows from operating activities before changes in non-cash operating working capital and asset retirement costs incurred. Management considers fund flows from operations and per unit calculations of fund flows from operations (see discussion relating to per unit calculations below) to be key measures as they demonstrate the
Trust's ability to generate the cash necessary to pay distributions, repay debt, fund asset retirement costs and make capital investments. Management believes that by excluding the temporary impact of changes in non-cash operating working capital, fund flows from operations provides a useful measure of the Trust's ability to generate cash that is not subject to short-term movements in operating working capital. As fund flows from operations also excludes asset retirement costs incurred, it assists management in assessing the ability of the Trust to fund current and future asset retirement costs. The most directly comparable GAAP measure is cash flows from operating activities. Fund flows from operations is reconciled to cash flows from operating activities below:

           <<
           ($000's)
           -------------------------------------------------------------------------
                                         Three Months Ended       Nine Months Ended
                                        Sept 30,    Sept 30,    Sept 30,    Sept 30,
                                           2008        2007        2008        2007
           -------------------------------------------------------------------------
           Cash flows from operating
            activities               $  168,251  $  112,920  $  517,152  $  298,153
             Changes in non-cash
              operating working
              capital                   (39,403)    (15,384)    (80,852)    (40,795)
             Asset retirement costs
              incurred                    2,986       1,221       5,277       2,438
           -------------------------------------------------------------------------
           Fund flows from
            operations               $  131,834  $   98,757  $  441,577  $  259,796
           -------------------------------------------------------------------------

           "Acquisitions, including acquired working capital deficiency" is the sum of "Acquisition of petroleum and natural gas properties" and "Corporate acquisition, net of cash acquired" as presented in the Trust's consolidated statements of cash flows plus any working capital deficiencies acquired as a result of those acquisitions. Management considers acquired working capital deficiencies to be an important element of a property or corporate acquisition. Acquisitions, including acquired working capital deficiency, is reconciled below:

           ($000's)
           -------------------------------------------------------------------------
                                         Three Months Ended       Nine Months Ended
                                        Sept 30,    Sept 30,    Sept 30,    Sept 30,
                                           2008        2007        2008        2007
           -------------------------------------------------------------------------
           Acquisition of petroleum
            and natural gas
            properties from
            consolidated statements
            of cash flows            $      959  $       14  $   46,387  $  120,928
           Corporate acquisition,
            net of cash acquired
            from consolidated
            statements of cash flows          -           -           -           -
           Working capital
            deficiencies acquired
            from investments and
            acquisitions (see
            financial statement
            notes for relevant
            period)                           -           -           -       8,311
           -------------------------------------------------------------------------
           Acquisitions, including
            acquired working capital
            deficiency               $      959  $       14  $   46,387  $  129,239
           -------------------------------------------------------------------------

           "Net debt" is the sum of long-term debt and working capital and is used by management to analyze the financial position and leverage of the Trust. Net debt is reconciled below to long-term debt which is the most directly comparable GAAP measure:

                                                      As at        As at      As at
                                                    Sept 30, December 31,   Sept 30,
           ($000's)                                    2008        2007        2007
           -------------------------------------------------------------------------
           Long-term debt                        $  282,711  $  452,490  $  490,405
           Current liabilities                      214,903     150,620     184,780
           Current assets                          (275,429)   (186,252)   (220,473)
           -------------------------------------------------------------------------
           Net debt                              $  222,185  $  416,858  $  454,712
           -------------------------------------------------------------------------

           "Cash distributions per unit" represents actual cash distributions paid per unit by the Trust during the relevant periods.
           "Net distributions" is calculated as distributions declared for a given period less proceeds received by the Trust pursuant to the Distribution
Reinvestment Plan ("DRIP"). Distributions both before and after DRIP are reviewed by management and are also assessed as a percentage of fund flows from operations to analyze how much of the cash that is generated by the Trust is being used to fund distributions. Net distributions is reconciled below to distributions declared, the most directly comparable GAAP measure:

           ($000's)
           -------------------------------------------------------------------------
                                         Three Months Ended       Nine Months Ended
                                        Sept 30,    Sept 30,    Sept 30,    Sept 30,
                                           2008        2007        2008        2007
           -------------------------------------------------------------------------
           Distributions declared    $   39,810  $   33,949  $  118,652  $  100,825
           Issue of trust units
            pursuant to the
            distribution
            reinvestment plan                 -      (9,501)    (18,453)    (26,185)
           -------------------------------------------------------------------------
           Net distributions         $   39,810  $   24,448  $  100,199  $   74,640
           -------------------------------------------------------------------------

           "Total net distributions, capital expenditures, reclamation fund contributions and asset retirement costs incurred" is calculated as the addition of net cash distributions as determined above plus the following amounts for the relevant periods from the Trust's consolidated statements of cash flows: "Drilling and development of petroleum and natural gas properties", "Contributions to reclamation fund" and "Asset retirement costs incurred." This measure is reviewed by management and is also assessed as a percentage of fund flows from operations to analyze the amount of cash that is generated by the Trust that is available to repay debt and fund potential acquisitions. This measure is reconciled to the relevant GAAP measures below:

           ($000's)
           -------------------------------------------------------------------------
                                         Three Months Ended       Nine Months Ended
                                        Sept 30,    Sept 30,    Sept 30,    Sept 30,
                                           2008        2007        2008        2007
           -------------------------------------------------------------------------
           Distributions declared    $   39,810  $   33,949  $  118,652  $  100,825
           Issue of trust units
            pursuant to the
            distribution
            reinvestment plan                 -      (9,501)    (18,453)    (26,185)
           Drilling and development
            of petroleum and natural
            gas properties               37,402      51,720     105,971     123,518
           Contributions to
            reclamation fund              9,711           -       9,711           -
           Asset retirement costs
            incurred                      2,986       1,221       5,277       2,438
           -------------------------------------------------------------------------
                                     $   89,909  $   77,389  $  221,158  $  200,596
           -------------------------------------------------------------------------
           >>

           "Netbacks" are per-unit of production measures used in operational and capital allocation decisions.
           "Adjusted basic trust units outstanding" and "Adjusted basic weighted average trust units outstanding" are used in the per unit calculations on the
Highlights schedule of this document and are different from the most directly comparable GAAP figures in that they include amounts related to outstanding exchangeable shares at the period end exchange ratio. As the exchangeable shares will eventually be converted into units of the Trust, management believes that their inclusion in the calculation of basic rather than only diluted per unit statistics provides meaningful information. "Diluted trust units outstanding" is the sum of "Adjusted basic trust units outstanding" plus outstanding awards under the Trust's Unit Rights Incentive Plan and the Trust
Unit Award Incentive Plan, based on current performance factor estimates.
These measures are reconciled to the relevant GAAP measures below:

           <<
                                                                  As at       As at
                                                                Sept 30,    Sept 30,
                                                                   2008        2007
           -------------------------------------------------------------------------
           Trust units outstanding                           69,845,521  66,745,459
           Trust units issuable pursuant to exchangeable
            shares outstanding                                7,058,671   6,838,878
           -------------------------------------------------------------------------
           Adjusted basic trust units outstanding            76,904,192  73,584,337
           -------------------------------------------------------------------------
           Potential trust units issuable pursuant to unit
            compensation plans                                2,245,590   3,091,324
           -------------------------------------------------------------------------
           Diluted trust units outstanding                   79,149,782  76,675,661
           -------------------------------------------------------------------------

                                                                  As at       As at
                                                                Sept 30,    Sept 30,
                                                                   2008        2007
           -------------------------------------------------------------------------
           Basic weighted average trust units outstanding    69,322,375  65,829,215
           Trust units issuable pursuant to exchangeable
            shares outstanding                                7,065,140   6,838,878
           -------------------------------------------------------------------------
           Adjusted basic weighted average trust units
            outstanding                                      76,387,515  72,668,093
           -------------------------------------------------------------------------
           >>

           FORWARD-LOOKING INFORMATION

           This document contains forward-looking financial and operational information as to the Trust's internal projections and expectations relating to future events or performance. In some cases, forward-looking information can be identified by terminology such as "may", "will", "should", "expects",
"projects", "anticipates" and similar expressions. These statements represent management's expectations concerning future operating results or the economic performance of the Trust and are subject to a number of risks and uncertainties that could materially affect results. These risks include, but are not limited to future commodity prices, exchange rates, interest rates, geological risk, reserves risk, political risk, product demand and transportation restrictions, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed by such forward-looking statements.
Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted.

           OPERATIONAL ACTIVITIES

           Canada
           -------

           In Canada, Vermilion drilled 14 wells (7.66 net) in the quarter in
Drayton Valley and central Alberta, resulting in 4 gas wells (3.38 net) and 10 standing wells (4.28 net) waiting completion and tie-in. Drilling activities are expected to resume in the Drayton Valley region in December.

           France
           -------

           A number of well workovers were completed in the third quarter, increasing production by approximately 300 boe/d over second quarter 2008 levels. A similar level of activity is anticipated for the fourth quarter of
2008.
           Reconstruction of the storage tanks at the Ambes terminal continues with a full re-start of the terminal expected in the first quarter of 2009.
Vermilion is reviewing the opportunity to assume operatorship of its portion of the Ambes loading and storage terminal, which would provide greater control over shipping, inventory and safety.

           Netherlands
           ------------

           Permitting for the 2009 drilling program remains on schedule, and all permits are expected to be received before the end of the first quarter.
Subject to receipt of all approvals, Vermilion hopes to drill 4 to 5 wells in the Netherlands next year beginning in the third quarter. The Trust continues to work towards the determination of the source of unexpected subsidence in the Harlingen area, but has not been able to make a significant determination at this point. Vermilion is applying to have one of the Harlingen wells re-instated as this well appears to be isolated from the main pool. This well accounts for approximately 150 boe/d of the 1,000 boe/d production that was shut in. No production will be resumed until regulatory approval is received from the appropriate authorities.

           Australia
           ----------

           Australia operations were focused on completing preparations for drilling. Seadrill's 'Western Atlas' jack-up rig arrived on location on
October 20, 2008 and the Wandoo B14 commenced drilling on October 22, 2008.
The drilling and completion of the two wells is anticipated to be completed before year-end.

           PRODUCTION

           Average production in Canada during the third quarter of 2008 was
4,113 bbls/d of oil and NGLs and 51.5 mmcf/d of natural gas (12,693 boe/d)
compared to 4,368 bbls/d of oil and NGLs and 51.3 mmcf/d of natural gas
(12,915 boe/d) in the second quarter of 2008. Canadian production is expected to experience normal declines in the fourth quarter of 2008, partly offset by ongoing completions and tie-ins.
           Production in France averaged 8,872 boe/d in the third quarter of 2008,
336 boe/d higher than the 8,536 boe/d produced in the second quarter of 2008 driven by increasing workover activities. Production should remain stable over the balance of 2008.
           Production in the Netherlands averaged 4,142 boe/d in the third quarter of 2008, sharply lower than second quarter 2008 production of 4,980 boe/d.
Approximately 1,000 boe/d of production was shut in at Harlingen in mid-July and will remain shut in until a new production permit is obtained from regulators. Accordingly, fourth quarter 2008 production is estimated to remain around 4,000 boe/d, reflecting the impact of the shut-in.
           Australia production averaged 6,220 boe/d in the third quarter of 2008 as compared to 7,312 boe/d in the second quarter of 2008. Third quarter production was reduced as a result of a scheduled platform turnaround that took longer than expected and some downtime related to drilling preparations.
Fourth quarter 2008 volumes are expected to recover to approximately 6,700 boe/d.

           <<
           -------------------------------------------------------------------------
                       Three Months Ended               Nine Months Ended
                       September 30, 2008              September 30, 2008
                      Oil    Natural                  Oil    Natural
                    & NGLs    Gas     Total         & NGLs    Gas     Total
                   (bbls/d) (mmcf/d) (boe/d)   %   (bbls/d) (mmcf/d) (boe/d)   %
           -------------------------------------------------------------------------
           Canada     4,113   51.48  12,693      40   4,215   51.38  12,778      39
           France     8,682    1.14   8,872      28   8,541    1.17   8,737      27
           Netherlands   27   24.69   4,142      13      24   28.28   4,737      14
           Australia  6,220       -   6,220      19   6,658       -   6,658      20
           -------------------------------------------------------------------------
           Total
            Produc-
            tion     19,042   77.31  31,927     100  19,438   80.83  32,910     100
           -------------------------------------------------------------------------

            -------------------------------------------------------------------------
                       Three Months Ended               Nine Months Ended
                       September 30, 2007              September 30, 2007
                      Oil    Natural                  Oil    Natural
                    & NGLs    Gas     Total         & NGLs    Gas     Total
                   (bbls/d) (mmcf/d) (boe/d)   %   (bbls/d) (mmcf/d) (boe/d)   %
           -------------------------------------------------------------------------
           Canada     4,084   45.61  11,686      36   4,093   47.62  12,030      39
           France     8,804    1.19   9,002      28   8,568    1.17   8,763      29
           Netherlands   22   27.04   4,529      14      46   26.09   4,394      14
           Australia  6,955       -   6,955      22   5,550       -   5,550      18
           -------------------------------------------------------------------------
           Total
            Produc-
            tion     19,865   73.84  32,172     100  18,257   74.88  30,737     100
           -------------------------------------------------------------------------
           >>

           FINANCIAL OVERVIEW

           During the three and nine month periods ended September 30, 2008 the
Trust generated fund flows from operations of $131.8 million and
$441.6 million, respectively. For the same periods in 2007 the Trust generated fund flows from operations of $98.8 million and $259.8 million, respectively.
The increase in fund flows from operations of $33.0 million and $181.8 million for the three and nine month periods ended September 30, 2008 versus the corresponding periods in the prior year is largely the result of the year over year increase in commodity prices. The GAAP measure, cash flows from operating activities similarly increased year over year to $168.3 million and
$517.2 million for the three and nine month periods ended September 30, 2008 versus $112.9 million and $298.2 million for the same periods in 2007.
           Increased year over year fund flows from operations have allowed
Vermilion to further strengthen its financial position and at September 30,
2008 the Trust's net debt was $222.2 million which represents a decrease of
46.7% from the net debt of $416.9 million at December 31, 2007. The Trust's long-term debt has decreased to $282.7 million at September 30, 2008 from
$452.5 million at December 31, 2007. At September 30, 2008 Vermilion's net
debt represented less than half of annualized fund flows from operations.
           For the nine months ended September 30, 2008 total net distributions, capital expenditures, reclamation fund contributions and asset retirement costs incurred as a percentage of fund flows from operations was 50% versus
77% for the corresponding period in the prior year. The year over year decrease in this metric relates to the significant increase in fund flows from operations associated with higher commodity prices through September 30, 2008.

           CAPITAL EXPENDITURES

           Total capital spending, including acquisitions for the three and nine month periods ended September 30, 2008 was $38.4 million and $152.4 million, respectively (three and nine month periods ended September 30, 2007,
$51.7 million and $244.4 million, respectively). On a year to date basis, non-acquisition capital spending decreased largely as a result of the costs incurred in 2007 to drill the Orca offshore well in France combined with higher levels of drilling in Canada in 2007 versus 2008. Acquisition related capital decreased on a year to date basis from the prior year as a result of the 2007 acquisition of the remaining 40% interest in the Wandoo field, offshore Australia for $117.9 million partially offset by the purchase in the first quarter of 2008 of $44.1 million of producing properties in the Drayton
Valley area.

           <<
           ($000's)
           -------------------------------------------------------------------------
                                         Three Months Ended       Nine Months Ended
                                        Sept 30,    Sept 30,    Sept 30,    Sept 30,
                                           2008        2007        2008        2007
           -------------------------------------------------------------------------
           Land                      $      896  $    1,326  $    2,869  $    2,398
           Seismic                        3,062           -      10,543         335
           Drilling and completion       13,400      34,356      30,438      64,081
           Production equipment and
            facilities                   12,370      13,209      40,159      38,805
           Recompletions                  4,381          47      11,881       8,022
           Other                          3,293       2,782      10,081       9,877
           -------------------------------------------------------------------------
                                         37,402      51,720     105,971     123,518
           Acquisitions (excluding
            acquired working capital
            deficiency)                     959          14      46,387     120,928
           -------------------------------------------------------------------------
           Total                     $   38,361  $   51,734  $  152,358  $  244,446
           -------------------------------------------------------------------------
           >>

           REVENUE

           Revenue for the three and nine month periods ended September 30, 2008 was
$245.7 million and $816.6 million, respectively (three and nine month periods ended September 30, 2007, $187.9 million and $501.6 million, respectively).
           Vermilion's combined crude oil and NGL price was $100.83 per boe in the third quarter of 2008, an increase of 27% over the $79.27 per boe reported in the third quarter of 2007. The natural gas price realized was $9.71 per mcf in the third quarter of 2008 compared to $6.34 per mcf in the third quarter of
2007, a 53% increase year over year. The prices realized in 2008 reflect the year over year increase in oil and gas reference prices and resulted in higher revenue year over year.

           <<
           ($000's except per boe and per mcf)
           -------------------------------------------------------------------------
                                         Three Months Ended       Nine Months Ended
                                        Sept 30,    Sept 30,    Sept 30,    Sept 30,
                                           2008        2007        2008        2007
           -------------------------------------------------------------------------
           Crude oil & NGLs          $  176,643  $  144,871  $  601,463  $  355,107
           Per boe                   $   100.83  $    79.27  $   112.93  $    71.24
           Natural gas                   69,069      43,068     215,113     146,502
           Per mcf                   $     9.71  $     6.34  $     9.71  $     7.17
           -------------------------------------------------------------------------
           Petroleum and natural gas
            revenue                  $  245,712  $  187,939  $  816,576  $  501,609
           -------------------------------------------------------------------------
           Per boe                   $    83.65  $    63.50  $    90.56  $    59.78
           -------------------------------------------------------------------------
           >>

           DERIVATIVE INSTRUMENTS

           Vermilion manages a component of its risk exposure through prudent commodity and currency economic hedging strategies. The extent of Vermilion's hedging activities is driven, in part, by the state of the Trust's balance sheet. With current net debt levels being lower resulting in a very strong balance sheet, the Trust's hedging activities have been minimal. Vermilion has the following financial derivatives in place at September 30, 2008:

           <<
           Risk Management: Oil             Funded Cost  bbls/d             US$/bbl
           -------------------------------------------------------------------------
           Collar - WTI
             Q4 2008                        US$0.50/bbl     250   $ 69.00 - $ 90.00
           Collar - BRENT
             Q4 2008                                  -     500   $ 68.20 - $ 81.00
             2009                           US$1.00/bbl     500   $100.50 - $200.00
           Call Spread - BRENT
             2009 - 2011                    US$5.73/bbl     700   $ 65.00 - $ 85.00
           -------------------------------------------------------------------------

           Risk Management: Natural Gas     Funded Cost    GJ/d               C$/GJ
           -------------------------------------------------------------------------
           Put - AECO
             July - October 2008               $0.35/GJ   2,500              $ 9.30
             July - October 2008               $0.32/GJ   2,500              $ 9.55
           -------------------------------------------------------------------------

           The impact of Vermilion's economic hedging program through the third quarter of 2008 decreased fund flows netbacks by $1.39 per boe ($1.51 per boe in the quarter) as the price of oil exceeded the ceiling on the majority of the Trust's collars. This compares to a hedging gain of $0.06 per boe in the first nine months of 2007 ($0.01 per boe gain in the quarter).

           ROYALTIES

           Royalties for the three and nine month periods ended September 30, 2008 were $12.03 per boe and $14.24 per boe, respectively (three and nine month periods ended September 30, 2007, $10.18 per boe and $8.15 per boe, respectively). As a percent of sales for the three and nine months ended
September 30, 2008, royalties were 14% and 16%, respectively (three and nine months ended September 30, 2007, 16% and 14% respectively).
           Third quarter royalties as a percent of revenue remained relatively consistent in Canada and France compared to the third quarter of 2007. In
Australia royalties are reduced by capital investment in the country and third quarter royalties as a percent of revenue decreased as compared to the prior year as a result of higher levels of capital spending. Vermilion is not subject to royalties in the Netherlands.

           ($000's except per boe and per mcf)
           -------------------------------------------------------------------------
                                         Three Months Ended       Nine Months Ended
                                        Sept 30,    Sept 30,    Sept 30,    Sept 30,
                                           2008        2007        2008        2007
           -------------------------------------------------------------------------
           Crude oil & NGLs          $   25,975  $   25,856  $  101,075  $   50,714
           Per boe                   $    14.83  $    14.15  $    18.98  $    10.17
           Natural gas                    9,365       4,270      27,288      17,702
           Per mcf                   $     1.32  $     0.63  $     1.23  $     0.87
           -------------------------------------------------------------------------
           Royalties                 $   35,340  $   30,126  $  128,363  $   68,416
           -------------------------------------------------------------------------
           Per boe                   $    12.03  $    10.18  $    14.24  $     8.15
           -------------------------------------------------------------------------
           >>

           OPERATING COSTS

           Operating costs per boe for the three and nine month periods ended
September 30, 2008 were $12.10 and $11.31, respectively (three and nine month periods ended September 30, 2007, $10.16 and $10.15, respectively). Canadian operating costs have remained at a relatively consistent level on a per boe basis for the quarter compared to the same period in the prior year, and increased for the nine months ended September 30, 2008 as a result of a favorable adjustment to equalization provisions that was realized during the second quarter of 2007 which reduced operating costs in that comparative period. Canadian operating costs per boe have increased versus the second quarter of 2008 due to higher levels of spending related to well intervention work. Operating costs per boe in France have increased for the quarter and year to date periods versus the same periods in the prior year and have remained at relatively consistent levels since the fourth quarter of 2007.
Australian operating costs have increased for the quarter and year to date periods compared to the prior year as a result of increased levels of diesel and power consumption in the third quarter of 2008 coupled with lower production due to reservoir testing in July and scheduled shutdown events in
September. In the Netherlands, operating costs on a per boe basis have increased for the three and nine months ended September 30, 2008 due to higher power and salary costs. In addition, operating costs per boe in the third quarter of 2008 were higher as a result of the shut-in of production at
Harlingen in mid-July as a result of subsidence concerns.

           <<
           ($000's except per boe and per mcf)
           -------------------------------------------------------------------------
                                         Three Months Ended       Nine Months Ended
                                        Sept 30,    Sept 30,    Sept 30,    Sept 30,
                                           2008        2007        2008        2007
           -------------------------------------------------------------------------
           Crude oil & NGLs          $   22,050  $   17,675  $   61,831  $   52,523
           Per boe                   $    12.59  $     9.67  $    11.61  $    10.54
           Natural gas                   13,489      12,392      40,160      32,676
           Per mcf                   $     1.90  $     1.82  $     1.81  $     1.60
           -------------------------------------------------------------------------
           Operating                 $   35,539  $   30,067  $  101,991  $   85,199
           -------------------------------------------------------------------------
           Per boe                   $    12.10  $    10.16  $    11.31  $    10.15
           -------------------------------------------------------------------------
           >>

           TRANSPORTATION

           Transportation costs are a function of the point of legal transfer of the product and are dependent upon where the product is sold, product split, location of properties as well as industry transportation rates that are driven by supply and demand of available transport capacity. For Canadian gas production, legal title transfers at the intersection of major pipelines
(referred to as "the Hub") whereas the majority of Vermilion's Canadian oil production is sold at the wellhead. In France, the majority of Vermilion's transportation costs are comprised of shipping charges incurred in the
Aquitaine Basin where oil production is transported by tanker from the Ambes terminal in Bordeaux to the refinery. In Australia, oil is sold at the Wandoo
B Platform and in the Netherlands, gas is sold at the plant gate, resulting in no transportation costs relating to Vermilion's production in these countries.
           Transportation costs in France continue to be higher than historic levels as a result of the oil spill at the Ambes Terminal that occurred in January
2007. In early March 2008, Vermilion resumed transporting crude to the Ambes terminal via pipeline and all trucking operations ceased. As a result of the limited capacity of the storage tank rented at the terminal, a vessel has been retained on a full-time basis and serves as a temporary storage tank when not transporting product to the refinery. Transportation costs in France are relatively consistent year over year and will continue to be higher than pre-January 2007 levels until full resumption of terminal operations occurs.

           <<
           ($000's except per boe)
           -------------------------------------------------------------------------
                                         Three Months Ended       Nine Months Ended
                                        Sept 30,    Sept 30,    Sept 30,    Sept 30,
                                           2008        2007        2008        2007
           -------------------------------------------------------------------------
           Transportation            $    4,980  $    6,304  $   17,380  $   16,919
           -------------------------------------------------------------------------
           Per boe                   $     1.70  $     2.13  $     1.93  $     2.02
           -------------------------------------------------------------------------

           GENERAL AND ADMINISTRATION EXPENSES

           General and administration expenses per boe for the three and nine month periods ended September 30, 2008 were $2.57 and $2.18, respectively (three and nine month periods ended September 30, 2007, $1.55 and $1.78, respectively).
The increase per boe from 2007 is associated with increased staffing levels and employee retention costs combined with a reduction in costs allocated to specific projects.

           ($000's except per boe)
           -------------------------------------------------------------------------
                                         Three Months Ended       Nine Months Ended
                                        Sept 30,    Sept 30,    Sept 30,    Sept 30,
                                           2008        2007        2008        2007
           -------------------------------------------------------------------------
           General and
            administration           $    7,541  $    4,584  $   19,627  $   14,967
           -------------------------------------------------------------------------
           Per boe                   $     2.57  $     1.55  $     2.18  $     1.78
           -------------------------------------------------------------------------

           UNIT BASED COMPENSATION EXPENSE

           Non-cash unit based compensation expense for the three and nine month periods ended September 30, 2008 was $4.5 million and $13.7 million, respectively (three and nine month periods ended September 30, 2007,
$3.7 million and $13.1 million, respectively). For 2008, this expense relates to the value attributable to long-term incentives granted to officers, directors and employees under the Trust Unit Award Incentive Plan. The 2007 figures also include expense associated with the Trust Unit Rights Incentive
Plan, the value of which had been fully amortized by December 31, 2007 resulting in no expense for this plan being recognized in 2008. Total unit based compensation expense has remained relatively consistent on a year to date basis compared with the prior year.

           ($000's except per boe)
           -------------------------------------------------------------------------
                                         Three Months Ended       Nine Months Ended
                                        Sept 30,    Sept 30,    Sept 30,    Sept 30,
                                           2008        2007        2008        2007
           -------------------------------------------------------------------------
           Unit based compensation   $    4,454  $    3,704  $   13,704  $   13,120
           -------------------------------------------------------------------------
           Per boe                   $     1.52  $     1.25  $     1.52  $     1.56
           -------------------------------------------------------------------------

           INTEREST EXPENSE

           Interest expense for the three and nine month periods ended September 30,
2008 was $2.7 million and $13.9 million, respectively (three and nine month periods ended September 30, 2007, $6.3 million and $15.7 million, respectively). The decrease in interest expense for the quarter and year to date periods in 2008 versus 2007 is a result of lower debt levels.

           ($000's except per boe)
           -------------------------------------------------------------------------
                                         Three Months Ended       Nine Months Ended
                                        Sept 30,    Sept 30,    Sept 30,    Sept 30,
                                           2008        2007        2008        2007
           -------------------------------------------------------------------------
           Interest                  $    2,674  $    6,345  $   13,948  $   15,693
           -------------------------------------------------------------------------
           Per boe                   $     0.91  $     2.14  $     1.55  $     1.87
           -------------------------------------------------------------------------

           DEPLETION, DEPRECIATION AND ACCRETION EXPENSES

           Depletion, depreciation and accretion expenses per boe for the three and nine month periods ended September 30, 2008 were $21.69 and $21.22, respectively (three and nine month periods ended September 30, 2007, $18.07 and $18.08, respectively). Depletion, depreciation and accretion rates for the quarter and year to date periods in 2008 have increased from the rates per boe for the same periods in 2007 due primarily to higher finding, development and acquisition costs incurred by the Trust.

           ($000's except per boe)
           -------------------------------------------------------------------------
                                         Three Months Ended       Nine Months Ended
                                        Sept 30,    Sept 30,    Sept 30,    Sept 30,
                                           2008        2007        2008        2007
           -------------------------------------------------------------------------
           Depletion, depreciation
            and accretion            $   63,697  $   53,475  $  191,334  $  151,699
           -------------------------------------------------------------------------
           Per boe                   $    21.69  $    18.07  $    21.22  $    18.08
           -------------------------------------------------------------------------

           TAXES

           Current taxes per boe for the three and nine month periods ended September
30, 2008 were $6.77 and $9.14, respectively (three and nine month periods ended September 30, 2007, $3.44 and $3.97, respectively). The increase relates to additional taxes owing on higher revenues realized with the strengthening of commodity prices.

           ($000's except per boe)
           -------------------------------------------------------------------------
                                         Three Months Ended       Nine Months Ended
                                        Sept 30,    Sept 30,    Sept 30,    Sept 30,
                                           2008        2007        2008        2007
           -------------------------------------------------------------------------
           Current taxes             $   19,874  $   10,186  $   82,442  $   33,332
           -------------------------------------------------------------------------
           Per boe                   $     6.77  $     3.44  $     9.14  $     3.97
           -------------------------------------------------------------------------

           FOREIGN EXCHANGE

           During the nine month period ended September 30, 2008, a combined realized and unrealized foreign exchange loss of $6.0 million was recorded (nine month period ended September 30, 2007, gain of $14.3 million). The combined loss through September 30, 2008 is comprised of a realized gain of $1.3 million and an unrealized non-cash loss of $7.3 million. The year to date unrealized loss is related to the translation to Canadian dollars of foreign currency denominated future income taxes and asset retirement obligations. Since
December 31, 2007, the Canadian dollar weakened against the Euro resulting in this unrealized loss.

           ($000's except per boe)
           -------------------------------------------------------------------------
                                         Three Months Ended       Nine Months Ended
                                        Sept 30,    Sept 30,    Sept 30,    Sept 30,
                                           2008        2007        2008        2007
           -------------------------------------------------------------------------
           Foreign exchange (gain)
            loss                     $  (19,204) $   (2,634) $    6,045  $  (14,310)
           -------------------------------------------------------------------------
           Per boe                   $    (6.54) $    (0.89) $     0.67  $    (1.71)
           -------------------------------------------------------------------------
           >>

           EARNINGS

           Net earnings for the three and nine month periods ended September 30,
2008 were $86.9 million or $1.24 per unit and $215.4 million or $3.11 per unit, respectively (three and nine month periods ended September 30, 2007,
$48.6 million or $0.73 per unit and $121.0 million or $1.84 per unit, respectively). The increase in earnings is associated with higher commodity price levels in 2008 compared to the prior year.

           LIQUIDITY AND CAPITAL RESOURCES

           Vermilion's net debt as at September 30, 2008 was $222.2 million compared to $416.9 million as at December 31, 2007.
           As at September 30, 2008, the Trust had an unsecured covenant-based credit facility allowing for maximum borrowings of $675 million. The revolving period under the facility is expected to expire in June 2009 and may be extended for an additional period of up to 364 days at the option of the lenders. If the lenders convert the revolving credit facility to a non-revolving credit facility, the amounts outstanding under the facility become repayable 24 months after the end of the revolving period. Various borrowing options are available under the facility including prime rate based advances and bankers' acceptance loans.
           Vermilion purchased shares in Verenex Energy Inc. ("Verenex") in the first quarter of 2008 for total consideration of $0.6 million. After reflecting these additional shares, Vermilion owns 18.8 million shares representing 42.4% of the outstanding shares of Verenex.
           On May 14, 2008, Vermilion suspended the distribution reinvestment plan.
This suspension was effective June 16, 2008 and was the result of continued
high commodity prices resulting in fund flows from operations that are in excess of the level needed to sustain the Trust's business model. Cash flows from financing activities for the three and nine month periods ended September
30, 2008 included cash flows related to the issuance of trust units pursuant to the distribution reinvestment plan of nil and $18.5 million, respectively.

           RECLAMATION FUND

           Vermilion has established a reclamation fund for the ultimate payment of environmental and site restoration costs on its asset base. The reclamation fund is funded by Vermilion Resources Ltd. and its operating subsidiaries.
Contribution levels to the reclamation fund are reviewed on a regular basis and are adjusted when necessary to ensure that reclamation obligations associated with the Trust's assets will be substantially funded when the costs are expected to be incurred.

           ASSET RETIREMENT OBLIGATION

           At September 30, 2008, Vermilion's asset retirement obligation was
$181.2 million compared to $163.4 million as at December 31, 2007. The increase is due mostly to the impact of accretion as well as the effect of foreign exchange rate changes on non-Canadian dollar denominated obligations.
When appropriate, the Trust engages external third party consultants with relevant experience in reclamation activities in the regions in which
Vermilion has operations to assist in estimating its asset retirement obligations.

           DISTRIBUTIONS

           Vermilion maintained monthly distributions at $0.19 per unit for the nine months ended September 30, 2008 and declared distributions totalling
$118.7 million compared to $100.8 million for the same period in 2007.
           Since inception, the Trust has declared $733.4 million in distributions to unitholders as compared to unitholders' capital of $432.5 million at
September 30, 2008.

           <<
           Sustainability of Distributions
           --------------------------------

           ($000's)
           -------------------------------------------------------------------------
                                          Three        Nine
                                         Months      Months        Year        Year
                                          Ended       Ended       Ended       Ended
                                      September   September      Dec 31,     Dec 31,
                                       30, 2008    30, 2008        2007        2006
           -------------------------------------------------------------------------
           Cash flows from operating
            activities               $  168,251  $  517,152  $  349,890  $  306,033
           Net earnings              $   86,949  $  215,434  $  164,286  $  146,923
           Distributions declared    $   39,810  $  118,652  $  136,389  $  130,638
           Excess of cash flows
            from operating
            activities over cash
            distributions declared   $  128,441  $  398,500  $  213,501  $  175,395
           Excess of net earnings
            over cash distributions
            declared                 $   47,139  $   96,782  $   27,897  $   16,285
           -------------------------------------------------------------------------
           >>

           Excess of cash flows from operating activities over cash distributions declared are used to fund capital expenditures, asset retirement costs, reclamation fund contributions and debt repayments.

           UNITHOLDERS' EQUITY

           During the nine month period ended September 30, 2008, approximately
2.5 million units were issued pursuant to the conversion of exchangeable shares, the Trust's bonus plan, the Trust's unit based compensation programs and unitholders' participation in the distribution reinvestment plan.
Unitholders' capital increased during the same period by $34.7 million as a result of the issuance of those units and by $16.9 million as a result of contributed surplus transfer related to unit based compensation plans.
           As at October 31, 2008 there were 70,212,769 trust units outstanding.

           NON-CONTROLLING INTEREST - EXCHANGEABLE SHARES

           The Trust has recorded non-controlling interest attributed to the issued and outstanding exchangeable shares.
           Non-controlling interest on the consolidated balance sheets represents the book value of exchangeable shares plus accumulated earnings attributable to the outstanding exchangeable shares. The reduction in net income represents the net income attributable to the exchangeable shareholders for the period.
As the exchangeable shares are converted to trust units, Unitholders' capital is increased for the fair value of the trust units issued. As the exchangeable shares are exchanged for trust units over time, the non-controlling interest will decrease and eventually will be nil when all exchangeable shares have been exchanged for trust units.
           As at September 30, 2008 there were 4.3 million exchangeable shares outstanding at an exchange ratio of 1.62732 whereby 7.1 million trust units would be issuable upon conversion. The exchangeable shares can be converted into trust units or redeemed by the shareholder for trust units at any time.
All outstanding exchangeable shares must be redeemed on or before January 22,
2013 and Vermilion may redeem the exchangeable shares at any time if the number of exchangeable shares outstanding falls below 500,000 shares.
Vermilion may issue cash or trust units upon redemption of exchangeable shares and it is the intention to issue trust units upon redemption.

           <<
           CRITICAL ACCOUNTING ESTIMATES

           The Trust's financial and operating results contain estimates made by management in the following areas:

           i.     Capital expenditures are based on estimates of projects in various stages of completion;
           ii.    Revenues, royalties and operating costs include accruals based on estimates of management;
           iii.   Fair value of derivative instruments are based on estimates that are subject to fluctuation of commodity prices and foreign exchange rates;
           iv.    Depletion, depreciation and accretion are based on estimates of oil and gas reserves that the Trust expects to recover in the future;
           v.     Asset retirement obligations are based on estimates of future costs and the timing of expenditures;
           vi.    The future recoverable value of capital assets and goodwill are based on estimates that the Trust expects to realize; and
           vii.   Unit compensation expense is determined using accepted fair value approaches which rely on historical data and certain estimates made by management.
           >>

           NEW ACCOUNTING POLICIES

           On January 1, 2008, the Trust adopted Section 1535, "Capital
Disclosures"; Section 3862, "Financial Instruments - Disclosures"; and Section
3863, "Financial Instruments - Presentation". The adoption of these standards did not impact the amounts reported in the Trust's consolidated financial statements however, it did result in additional note disclosures relating to the Trust's capital structure and financial instruments.
           On January 1, 2008, the Trust adopted Section 3031, "Inventories." The adoption of this standard did not impact the Trust's consolidated financial statements.

           OFF BALANCE SHEET ARRANGEMENTS

           The Trust has certain lease agreements that are entered into in the normal course of operations. All leases are operating leases and accordingly no asset or liability value has been assigned in the balance sheet as of
September 30, 2008.
           The Trust uses a variety of options including funded and costless collars and puts to manage the risk associated with fluctuating commodity prices on the sale of crude oil and natural gas. The Trust does not obtain collateral or other security to support its financial derivatives as the majority of these instruments are with the Trust's banking syndicate.
           The Trust has not entered into any guarantee or off balance sheet arrangements that would adversely impact the Trust's financial position or results of operations.

           DISCLOSURE CONTROLS AND PROCEDURES

           There was no change in Vermilion's internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect its internal control over financial reporting.

           INTERNATIONAL FINANCIAL REPORTING STANDARDS TRANSITION

           On February 13, 2008, the Accounting Standards Board confirmed that the transition date to International Financial Reporting Standards ("IFRS") from
Canadian GAAP will be January 1, 2011 for publically accountable enterprises such as Vermilion.
           Vermilion has created an internal IFRS transition team to oversee the
Trust's adoption of IFRS and the services of a large international public accounting firm have been retained to assist the Trust in its conversion program. Through the end of 2008 the Trust anticipates that it will continue to research areas of difference between IFRS and Canadian GAAP and in 2009 the
Trust will design and implement policies and processes allowing for the preparation of both IFRS and Canadian GAAP financial statements in 2010 providing for comparative financial statements after the official changeover in 2011.

           <<
           ABBREVIATIONS

           API       American Petroleum Institute
           bbls      barrels
           bbls/d    barrels per day
           bcf       billion cubic feet
           boe       barrel of oil equivalent
           boe/d     barrel of oil equivalent per day
           CBM       coalbed methane
           GJ        gigajoules
           $m        thousands of dollars
           $mm       millions of dollars
           mbbls     thousand barrels
           mboe      thousand barrels of oil equivalent
           mcf       thousand cubic feet
           mcf/d     thousand cubic feet per day
           mmboe     million barrels of oil equivalent
           mmcf      million cubic feet
           mmcf/d    million cubic feet per day
           MW        megawatt
           NGLs      natural gas liquids
           NPV       net present value
           WTI       West Texas Intermediate

           NETBACKS (6:1)

                                            Three Months                Nine Months
                                     Ended Sept 30, 2008        Ended Sept 30, 2008
           -------------------------------------------------------------------------
                                 Oil &  Natural             Oil &  Natural
           Trust Financial        NGLs      Gas    Total     NGLs      Gas    Total
            Information          $/bbl    $/mcf    $/boe    $/bbl    $/mcf    $/boe
           -------------------------------------------------------------------------
           Canada
           Price               $115.34  $  8.45  $ 71.63  $107.92  $  9.08  $ 72.11
           Realized hedging
            gain or loss             -     0.01     0.04        -        -     0.01
           Royalties            (21.33)   (1.97)  (14.90)  (19.28)   (1.93)  (14.14)
           Transportation        (1.27)   (0.16)   (1.06)   (1.33)   (0.18)   (1.18)
           Operating costs      (11.48)   (1.64)  (10.38)  (11.22)   (1.65)  (10.34)
           -------------------------------------------------------------------------
           Operating netback   $ 81.26  $  4.69  $ 45.33  $ 76.09  $  5.32  $ 46.46
           -------------------------------------------------------------------------
           France
           Price               $ 97.39  $ 11.90  $ 96.83  $109.92  $ 11.06  $108.94
           Realized hedging
            gain or loss         (5.60)       -    (5.48)   (5.39)       -    (5.27)
           Royalties             (7.08)   (0.30)   (6.97)   (6.40)   (0.18)   (6.28)
           Transportation        (4.69)       -    (4.59)   (5.66)       -    (5.54)
           Operating costs       (9.86)   (3.54)  (10.11)   (9.83)   (3.46)  (10.08)
           -------------------------------------------------------------------------
           Operating netback   $ 70.16  $  8.06  $ 69.68  $ 82.64  $  7.42  $ 81.77
           -------------------------------------------------------------------------
           Netherlands
           Price               $109.58  $ 12.25  $ 73.73  $105.79  $ 10.81  $ 65.04
           Operating costs           -    (2.35)  (14.00)       -    (2.04)  (12.18)
           -------------------------------------------------------------------------
           Operating netback   $109.58  $  9.90  $ 59.73  $105.79  $  8.77  $ 52.86
           -------------------------------------------------------------------------
           Australia
           Price               $ 96.00  $     -  $ 96.00  $120.00  $     -  $120.00
           Royalties            (21.40)       -   (21.40)  (34.99)       -   (34.99)
           Operating costs      (17.18)       -   (17.18)  (14.17)       -   (14.17)
           -------------------------------------------------------------------------
           Operating netback   $ 57.42  $     -  $ 57.42  $ 70.84  $     -  $ 70.84
           -------------------------------------------------------------------------
           Total Trust
           Price               $100.83  $  9.71  $ 83.65  $112.93  $  9.71  $ 90.56
           Realized hedging
            gain or loss         (2.55)    0.01    (1.51)   (2.37)       -    (1.39)
           Royalties            (14.83)   (1.32)  (12.03)  (18.98)   (1.23)  (14.24)
           Transportation        (2.41)   (0.11)   (1.70)   (2.78)   (0.12)   (1.93)
           Operating costs      (12.59)   (1.90)  (12.10)  (11.61)   (1.81)  (11.31)
           -------------------------------------------------------------------------
           Operating netback   $ 68.45   $ 6.39  $ 56.31  $ 77.19  $  6.55  $ 61.69
           -------------------------------------------------------------------------
           General and
            administration                         (2.57)                     (2.18)
           Interest                                (0.91)                     (1.55)
           Foreign exchange                        (1.22)                      0.14
           Proceeds on sale of
            investments                             0.02                       0.01
           Current taxes                           (6.77)                     (9.14)
           -------------------------------------------------------------------------
           Fund flows netback                    $ 44.86                    $ 48.97
           -------------------------------------------------------------------------
           Depletion,
            depreciation and
            accretion                             (21.69)                    (21.22)
           Future income taxes                     (0.22)                      0.03
           Other income or loss                    (1.78)                     (0.40)
           Foreign exchange                         7.76                      (0.81)
           Non-controlling
            interest
            - exchangeable
            shares                                 (2.98)                     (2.35)
           Equity in affiliate                      0.05                          -
           Unrealized gain or
            loss on derivative
            instruments                             5.09                       1.19
           Fair value of unit
            compensation                           (1.52)                     (1.52)
           -------------------------------------------------------------------------
           Earnings netback                      $ 29.57                    $ 23.89
           -------------------------------------------------------------------------

                                 Three     Nine
                                Months   Months
                                 Ended    Ended
                                  Sept     Sept
                                 30/07    30/07
           -------------------------------------
           Trust Financial       Total    Total
            Information          $/boe    $/boe
           -------------------------------------
           Canada
           Price               $ 48.26  $ 50.81
           Realized hedging
            gain or loss          0.24     0.01
           Royalties             (8.69)   (9.69)
           Transportation        (0.49)   (0.61)
           Operating costs      (10.48)   (9.19)
           -------------------------------------
           Operating netback   $ 28.84  $ 31.33
           -------------------------------------
           France
           Price               $ 74.94  $ 71.42
           Realized hedging
            gain or loss         (0.28)    0.22
           Royalties             (4.99)   (4.94)
           Transportation        (6.97)   (6.23)
           Operating costs       (8.24)   (8.90)
           -------------------------------------
           Operating netback   $ 54.46  $ 51.57
           -------------------------------------
           Netherlands
           Price               $ 43.88  $ 45.87
           Operating costs      (11.61)  (11.77)
           -------------------------------------
           Operating netback   $ 32.27  $ 34.10
           -------------------------------------
           Australia
           Price               $ 87.05  $ 71.83
           Royalties            (26.02)  (16.35)
           Operating costs      (11.15)  (12.94)
           -------------------------------------
           Operating netback   $ 49.88  $ 42.54
           -------------------------------------
           Total Trust
           Price               $ 63.50  $ 59.78
           Realized hedging
            gain or loss          0.01     0.06
           Royalties            (10.18)   (8.15)
           Transportation        (2.13)   (2.02)
           Operating costs      (10.16)  (10.15)
           -------------------------------------
           Operating netback   $ 41.04  $ 39.52
           -------------------------------------
           General and
            administration       (1.55)   (1.78)
           Interest              (2.14)   (1.87)
           Foreign exchange      (0.54)   (0.93)
           Proceeds on sale of
            investments              -        -
           Current taxes         (3.44)   (3.97)
           -------------------------------------
           Fund flows netback  $ 33.37  $ 30.97
           -------------------------------------
           Depletion,
            depreciation and
            accretion           (18.07)  (18.08)
           Future income taxes    3.45     2.35
           Other income or loss  (0.20)       -
           Foreign exchange       1.43     2.64
           Non-controlling
            interest
            - exchangeable
            shares               (1.68)   (1.48)
           Equity in affiliate   (0.23)   (0.18)
           Unrealized gain or
            loss on derivative
            instruments          (0.38)   (0.23)
           Fair value of unit
            compensation         (1.25)   (1.56)
           -------------------------------------
           Earnings netback    $ 16.44  $ 14.43
           -------------------------------------

           The above table includes non-GAAP measures which may not be comparable to other companies. Please see "Non-GAAP Measures" under MD&A section for further discussion.

           Consolidated Balance Sheets
           ($000's unaudited)
                                                         September 30,  December 31,
                                                                 2008          2007
           -------------------------------------------------------------------------
           Assets
           Current
             Cash and cash equivalents (Note 13)           $  132,436    $   47,868
             Accounts receivable                              114,251       119,645
             Crude oil inventory                               10,090        11,033
             Derivative instruments (Note 10)                   6,014            37
             Prepaid expenses and other                        12,638         7,669
           -------------------------------------------------------------------------
                                                              275,429       186,252
           Derivative instruments (Note 10)                     8,002         9,515
           Long-term investments (Note 12)                     64,931        63,128
           Goodwill                                            19,840        19,840
           Reclamation fund (Note 4)                           62,800        57,928
           Capital assets                                   1,315,677     1,331,460
           -------------------------------------------------------------------------
                                                           $1,746,679    $1,668,123
           -------------------------------------------------------------------------

           Liabilities

           Current
             Accounts payable and accrued liabilities      $  146,527    $  128,858
             Distributions payable to unitholders              13,271        12,794
             Derivative instruments (Note 10)                   1,209         7,450
             Income taxes payable                              53,896         1,518
           -------------------------------------------------------------------------
                                                              214,903       150,620
           Long-term debt (Note 5)                            282,711       452,490
           Asset retirement obligation (Note 4)               181,159       163,374
           Future income taxes                                213,466       205,702
           -------------------------------------------------------------------------
                                                              892,239       972,186
           -------------------------------------------------------------------------
           Non-controlling interest - exchangeable shares
            (Note 7)                                           88,351        68,576
           -------------------------------------------------------------------------

           Unitholders' Equity

             Unitholders' capital (Note 6)                    432,500       380,941
             Contributed surplus (Note 6)                      25,432        29,211
             Retained earnings                                308,157       217,209
           -------------------------------------------------------------------------
                                                              766,089       627,361
           -------------------------------------------------------------------------
                                                           $1,746,679    $1,668,123
           -------------------------------------------------------------------------

           Consolidated Statements of Earnings, Comprehensive Income and Retained
           Earnings
           ($000's except unit and per unit amounts, unaudited)

                                         Three Months Ended       Nine Months Ended
                                      September   September   September   September
                                             30,         30,         30,         30,
                                           2008        2007        2008        2007
           -------------------------------------------------------------------------
           REVENUE
             Petroleum and natural
              gas revenue            $  245,712  $  187,939  $  816,576  $  501,609
             Royalties                  (35,340)    (30,126)   (128,363)    (68,416)
           -------------------------------------------------------------------------
                                        210,372     157,813     688,213     433,193
           -------------------------------------------------------------------------
           EXPENSES AND OTHER
             Operating                   35,539      30,067     101,991      85,199
             Transportation               4,980       6,304      17,380      16,919
             Unit based compensation
              (Note 8)                    4,454       3,704      13,704      13,120
             Loss (gain) on
              derivative instruments
              (Note 10)                 (10,537)      1,085       1,865       1,390
             Interest                     2,674       6,345      13,948      15,693
             General and
              administration              7,541       4,584      19,627      14,967
             Foreign exchange (gain)
              loss                      (19,204)     (2,634)      6,045     (14,310)
             Other (income) or
              expense                     5,154         594       3,557          (6)
             Depletion, depreciation
              and accretion              63,697      53,475     191,334     151,699
           -------------------------------------------------------------------------
                                         94,298     103,524     369,451     284,671
           -------------------------------------------------------------------------
           EARNINGS BEFORE INCOME
            TAXES AND OTHER ITEMS       116,074      54,289     318,762     148,522
           -------------------------------------------------------------------------
           INCOME TAXES
             Future                         639     (10,201)       (313)    (19,758)
             Current                     19,874      10,186      82,442      33,332
           -------------------------------------------------------------------------
                                         20,513         (15)     82,129      13,574
           -------------------------------------------------------------------------
           OTHER ITEMS
             Non-controlling interest
              - exchangeable shares
              (Note 7)                    8,756       4,978      21,222      12,388
             Loss (gain) related to
              equity method
              investment                   (144)        686         (23)      1,523
           -------------------------------------------------------------------------
                                          8,612       5,664      21,199      13,911
           -------------------------------------------------------------------------
           NET EARNINGS AND
            COMPREHENSIVE INCOME         86,949      48,640     215,434     121,037
           -------------------------------------------------------------------------
           Retained earnings,
            beginning of period         261,018     194,833     217,209     190,824
           Distributions declared
            (Note 6)                    (39,810)    (33,949)   (118,652)   (100,825)
           Unit-settled
            distributions on vested
            unit based awards
            (Note 6)                          -           -      (5,834)     (1,512)
           -------------------------------------------------------------------------
           RETAINED EARNINGS, END OF
            PERIOD                   $  308,157  $  209,524  $  308,157  $  209,524
           -------------------------------------------------------------------------

           NET EARNINGS PER TRUST
            UNIT (NOTE 9):
             Basic                   $     1.24  $     0.73  $     3.11  $     1.84
             Diluted                 $     1.22  $     0.71  $     3.03  $     1.77
           -------------------------------------------------------------------------

           WEIGHTED AVERAGE TRUST
            UNITS OUTSTANDING
            (NOTE 9):
             Basic                   69,842,684  66,506,235  69,322,375  65,829,215
             Diluted                 78,364,794  75,735,767  78,114,281  75,222,465
           -------------------------------------------------------------------------

           Consolidated Statements of Cash Flows
           ($000's unaudited)
                                         Three Months Ended       Nine Months Ended
                                      September   September   September   September
                                             30,         30,         30,         30,
                                           2008        2007        2008        2007
           -------------------------------------------------------------------------
           OPERATING
             Net earnings            $   86,949  $   48,640  $  215,434  $  121,037
             Adjustments:
               Depletion,
                depreciation and
                accretion                63,697      53,475     191,334     151,699
               Change in unrealized
                gains and losses and
                accruals relating to
                derivative contracts
                (Note 10)               (14,959)      1,116     (10,705)      1,932
               Unit based
                compensation              4,454       3,704      13,704      13,120
               Loss (gain) related
                to equity method
                investment                 (144)        686         (23)      1,523
               Unrealized foreign
                exchange loss
                (gain)                  (22,780)     (4,235)      7,299     (22,139)
               Non-controlling
                interest -
                exchangeable
                shares                    8,756       4,978      21,222      12,388
               Change in unrealized
                gains and losses
                and accruals included
                in other income or
                expense relating to
                investments               5,222         594       3,625          (6)
               Future income taxes          639     (10,201)       (313)    (19,758)
           -------------------------------------------------------------------------
                                        131,834      98,757     441,577     259,796
             Asset retirement costs
              incurred                   (2,986)     (1,221)     (5,277)     (2,438)
             Changes in non-cash
              operating working
              capital                    39,403      15,384      80,852      40,795
           -------------------------------------------------------------------------
           Cash flows from operating
            activities                  168,251     112,920     517,152     298,153
           -------------------------------------------------------------------------

           INVESTING
             Drilling and development
              of petroleum and
              natural gas properties    (37,402)    (51,720)   (105,971)   (123,518)
             Acquisition of petroleum
              and natural gas
              properties (Note 3)          (959)        (14)    (46,387)   (120,928)
             Long-term investment             -     (30,000)       (627)    (30,000)
             Contributions to
              reclamation fund           (9,711)          -      (9,711)          -
             Changes in non-cash
              investing working
              capital                     1,228       1,326        (498)     (7,517)
           -------------------------------------------------------------------------
           Cash flows used in
            investing activities        (46,844)    (80,408)   (163,194)   (281,963)
           -------------------------------------------------------------------------

           FINANCING
             Increase (decrease) in
              long-term debt             (4,043)     45,110    (172,893)    137,239
             Issue of trust units
              for cash                        -       2,588       3,740       5,710
             Issue of trust units
              pursuant to the
              distribution
              reinvestment plan               -       9,501      18,453      26,185
             Cash distributions         (39,808)    (33,860)   (118,175)   (100,479)
             Changes in non-cash
              financing working
              capital                         -        (193)          -           -
           -------------------------------------------------------------------------
           Cash flows from or used
            in financing activities     (43,851)     23,146    (268,875)     68,655
           -------------------------------------------------------------------------
           Foreign exchange (loss)
            on cash in foreign
            currencies                   (5,209)     (2,376)       (515)     (5,431)
           -------------------------------------------------------------------------
           Net change in cash and
            cash equivalents             72,347      53,282      84,568      79,414
           Cash and cash
            equivalents, beginning of
            period                       60,089      53,082      47,868      26,950
           -------------------------------------------------------------------------
           Cash and cash equivalents,
            end of period            $  132,436  $  106,364  $  132,436  $  106,364
           -------------------------------------------------------------------------
           Supplementary information
            - cash payments
             Interest paid           $    3,304  $    9,827  $   13,065  $   19,176
             Income taxes paid       $   13,091  $    9,068  $   30,064  $   34,838
           -------------------------------------------------------------------------

           Notes to the Consolidated Financial Statements
           For the three and nine month periods ended September 30, 2008 and 2007
           ($000's except unit and per unit amounts, unaudited)

           1.  BASIS OF PRESENTATION

               The consolidated financial statements of Vermilion Energy Trust (the
               "Trust" or "Vermilion") include the accounts of the Trust and its subsidiaries and have been prepared by management in accordance with
               Canadian Generally Accepted Accounting Principles ("GAAP") on a
               consistent basis with the audited consolidated financial statements for the year ended December 31, 2007 except as disclosed in Note 2 below. These interim consolidated financial statements do not include all disclosures required in annual financial statements and therefore should be read in conjunction with the audited consolidated financial statements as at and for the year ended December 31, 2007 included in the Trust's 2007 Annual Report.

           2.  NEW ACCOUNTING POLICIES

               On January 1, 2008, the Trust adopted Section 1535, "Capital
               Disclosures"; Section 3862, "Financial Instruments - Disclosures";
               and Section 3863, "Financial Instruments - Presentation". The
               adoption of these standards did not impact the amounts reported in the Trust's consolidated financial statements, however, it did result in additional note disclosures relating to the Trust's capital structure and financial instruments (see notes 14 and 15).

               On January 1, 2008, the Trust adopted Section 3031, "Inventories."
               The adoption of this standard did not impact the Trust's consolidated financial statements.

           3.  INVESTMENTS AND ACQUISITIONS

               On January 31, 2008, the Trust completed a Canadian acquisition of gas producing assets and gross-overriding royalties on oil producing properties for cash consideration of $44.1 million.

               The purchase price relating to this asset purchase was allocated as follows:

               Capital assets                                               $46,057
               Asset retirement obligation                                   (1,931)
               ---------------------------------------------------------------------
               Total consideration                                          $44,126
               ---------------------------------------------------------------------
               ---------------------------------------------------------------------

               During the three and nine month periods ended September 30, 2008, the
               Trust acquired $1.0 million and $2.3 million of other petroleum and natural gas properties, respectively.

           4.  ASSET RETIREMENT OBLIGATION

               The asset retirement obligation was determined based on the estimated future costs and timing to reclaim the Trust's net interest in all wells and facilities. The Trust has estimated the net present value of its asset retirement obligations to be $181.2 million as at
               September 30, 2008 (December 31, 2007 - $163.4 million) based on a total undiscounted future liability after inflation adjustment of
               $616.6 million (December 31, 2007 - $579.4 million). These payments are expected to be made over the next 48 years with most arising within the next 15 to 37 years. The Trust used a credit adjusted risk free rate of 8% and inflation rates of between 1.5% and 2.0% to calculate the present value of the asset retirement obligation.

               The following table reconciles the changes in the Trust's asset retirement obligation:

                                                         September 30,  December 31,
                                                                 2008          2007
               ---------------------------------------------------------------------
               Carrying amount, beginning of period        $  163,374    $  127,494
               Increase in liabilities in the period            2,487        12,936
               Disposition of liabilities in the period        (5,277)       (4,055)
               Change in estimate                               3,960        27,240
               Accretion expense                               10,721        10,067
               Foreign exchange                                 5,894       (10,308)
               ---------------------------------------------------------------------
               Carrying amount, end of period              $  181,159    $  163,374
               ---------------------------------------------------------------------
               ---------------------------------------------------------------------

               The Trust has set aside funds for the future payment of its estimated asset retirement obligations. The following table reconciles the
               Trust's reclamation fund investments:

                                                         September 30,  December 31,
                                                                 2008          2007
               ---------------------------------------------------------------------
               Cash and short-term investments, at fair
                value                                      $   20,741    $   10,838
               Equity and debt securities, at fair value       42,059        47,090
               ---------------------------------------------------------------------
                                                           $   62,800    $   57,928
               ---------------------------------------------------------------------
               ---------------------------------------------------------------------

               A portion of the cash and short-term investments as well as all of the equity and debt securities which comprise the reclamation fund are professionally managed by third parties.

           5.  LONG-TERM DEBT

               As at September 30, 2008 the Trust had an unsecured, covenant-based credit facility allowing for maximum borrowings of $675 million. The revolving period under the facility is expected to expire in June
               2009 and may be extended for an additional period of up to 364 days at the option of the lenders. If the lenders convert the revolving credit facility to a non-revolving credit facility, the amounts outstanding under the facility become repayable 24 months after the end of the revolving period. Various borrowing options are available under the facility including prime rate based advances and bankers'
               acceptance loans. The amount available to the Trust under this facility is reduced by a US$12.7 million letter of credit associated with the Trust's operations.

           6.  UNITHOLDERS' CAPITAL AND CONTRIBUTED SURPLUS

                                                      Number of Units        Amount
               ---------------------------------------------------------------------
               Trust Units
                 Unlimited number of trust units
                  authorized to be issued
               Balance as at December 31, 2006             64,708,194    $  321,035
                 Distribution reinvestment plan             1,082,868        35,992
                 Issued on conversion of exchangeable
                  shares                                        2,143            70
                 Unit rights exercised and issuance of
                  units on vesting of trust unit award
                  plan grants                               1,477,278         7,045
                 Transfer from contributed surplus for
                  unit based awards                                 -        14,592
                 Trust units issued for bonus plan             23,039           695
                 Unit-settled distributions on vested
                  unit based awards                            41,905         1,512
               ---------------------------------------------------------------------
               Balance as at December 31, 2007             67,335,427    $  380,941
               ---------------------------------------------------------------------
                 Distribution reinvestment plan               521,839        18,453
                 Issued on conversion of exchangeable
                  shares                                      187,849         6,049
                 Unit rights exercised and issuance of
                  units on vesting of trust unit award
                  plan grants                               1,630,943         3,740
                 Transfer from contributed surplus for
                  unit based awards                                 -        16,886
                 Trust units issued for bonus plan             18,555           597
                 Unit-settled distributions on vested
                  unit based awards                           150,908         5,834
               ---------------------------------------------------------------------
               Balance as at September 30, 2008            69,845,521    $  432,500
               ---------------------------------------------------------------------
               ---------------------------------------------------------------------

                                                         September 30,  December 31,
                                                                 2008          2007
               ---------------------------------------------------------------------
               Contributed Surplus
               Opening balance                             $   29,211    $   30,513
                 Unit compensation expense (excluding
                  bonus plan)                                  13,107        13,290
                 Transfer to unitholders' capital for
                  unit based awards                           (16,886)      (14,592)
               ---------------------------------------------------------------------
               Ending balance                              $   25,432    $   29,211
               ---------------------------------------------------------------------
               ---------------------------------------------------------------------

               Distributions declared to unitholders for the three and nine month periods ended September 30, 2008 were $39.8 million and
               $118.7 million, respectively (2007 - $33.9 million and
               $100.8 million, respectively). Distributions are determined by the
               Board of Directors in accordance with the Trust indenture and are paid monthly.

           7.  NON-CONTROLLING INTEREST - EXCHANGEABLE SHARES

               The following table summarizes the change in the outstanding exchangeable share balance:

                                                         September 30,  December 31,
                                                                 2008          2007
               ---------------------------------------------------------------------
               Exchangeable Shares
               Opening number of exchangeable shares        4,457,473     4,458,919
                 Exchanged for trust units                   (119,868)       (1,446)
               ---------------------------------------------------------------------
               Ending balance                               4,337,605     4,457,473
                 Ending exchange ratio                        1.62732       1.55595
               ---------------------------------------------------------------------
               Trust units issuable upon conversion         7,058,671     6,935,605
               ---------------------------------------------------------------------
               ---------------------------------------------------------------------

               The following table summarizes the changes in the non-controlling interest as presented on the consolidated balance sheets:

                                                         September 30,  December 31,
                                                                 2008          2007
               ---------------------------------------------------------------------
               Non-controlling interest, beginning of
                period                                     $   68,576    $   51,780
                 Reduction of book value for conversion
                  to trust units                               (1,447)          (17)
                 Current period net earnings
                  attributable to non-controlling
                  interest                                     21,222        16,813
               ---------------------------------------------------------------------
               Non-controlling interest, end of period     $   88,351    $   68,576
               ---------------------------------------------------------------------
               ---------------------------------------------------------------------

           8.  UNIT COMPENSATION PLANS

               Unit Rights Incentive Plan

               The following table summarizes information about the Trust's Unit
               Rights Incentive Plan:
                                                                         Grant Date
                                                                           Weighted
                                                                            Average
                                                            Number of      Exercise
                                                          Unit Rights         Price
               ---------------------------------------------------------------------
               Balance as at December 31, 2007              1,148,616    $    14.55
                 Exercised                                   (808,766)   $    12.93
               ---------------------------------------------------------------------
               Balance as at September 30, 2008               339,850    $    18.40
               ---------------------------------------------------------------------
               ---------------------------------------------------------------------

               A summary of the plan as at September 30, 2008 is as follows:

                                                                          Remaining
               Range of                           Number of Rights      Contractual
               Exercise Price           Adjusted       Outstanding          Life of
               At Grant Date      Exercise Price   and Exercisable    Rights (Years)
               ---------------------------------------------------------------------
               $15.01 - $19.56     $5.12 - $9.67           339,850             0.89
               ---------------------------------------------------------------------
               ---------------------------------------------------------------------

               No compensation expense has been recorded for the three and nine month periods ended September 30, 2008 (2007 - $0.2 million and
               $1.1 million, respectively) related to the Unit Rights Incentive Plan as all awards are fully vested.

               Trust Unit Award Incentive Plan

               The following table summarizes information about the Trust Unit Award
               Incentive Plan:

                                                                   Number of Awards
               ---------------------------------------------------------------------
               Balance as at December 31, 2007                            1,102,495
                 Granted                                                    514,663
                 Vested                                                    (407,113)
                 Cancelled                                                  (18,350)
               ---------------------------------------------------------------------
               Balance as at September 30, 2008                           1,191,695
               ---------------------------------------------------------------------
               ---------------------------------------------------------------------

               Compensation expense of $4.5 million and $13.1 million has been recorded for the three and nine month periods ended September 30,
               2008, respectively (2007 - $3.5 million and $11.3 million, respectively) related to the Trust Unit Award Incentive Plan.

               Phantom Award Incentive Plan

               Compensation expense for this cash settled plan of $0.2 million and
               $1.2 million has been recorded as general and administration expense for the three and nine month periods ended September 30, 2008, respectively (2007 - $0.3 million and $1.2 million, respectively).

           9.  PER UNIT AMOUNTS

               Basic and diluted net earnings per unit have been determined based on the following:

                                     Three Months Ended           Nine Months Ended
                                September     September     September     September
                                 30, 2008      30, 2007      30, 2008      30, 2007
               ---------------------------------------------------------------------
               Net earnings    $   86,949    $   48,640    $  215,434    $  121,037
               Non-controlling
                interest -
                exchangeable
                shares              8,756         4,978        21,222        12,388
               ---------------------------------------------------------------------
               Net earnings for
                diluted net
                earnings per
                trust unit
                calculation    $   95,705    $   53,618    $  236,656    $  133,425
               ---------------------------------------------------------------------
               ---------------------------------------------------------------------

               Basic weighted
                average trust
                units
                outstanding    69,842,684    66,506,235    69,322,375    65,829,215
               ---------------------------------------------------------------------
               Dilutive impact
                of trust units
                issuable on
                conversion of
                exchangeable
                shares          7,060,450     6,838,868     7,065,140     6,839,119
               Dilutive impact
                of unit rights
                incentive and
                trust unit
                award plans     1,461,660     2,390,664     1,726,766     2,554,131
               ---------------------------------------------------------------------
               Diluted
                weighted
                average trust
                units
                outstanding    78,364,794    75,735,767    78,114,281    75,222,465
               ---------------------------------------------------------------------
               ---------------------------------------------------------------------

               Basic net earnings per trust unit has been calculated based on net earnings divided by the basic weighted average trust units outstanding. Earnings attributable to the non-controlling interest related to the exchangeable shares are added back to net earnings in calculating diluted net earnings per trust unit. All outstanding potential units related to incentive plans were dilutive and therefore have been included in the calculation of the diluted trust units for all periods presented.

           10. DERIVATIVE INSTRUMENTS

               Risk Management Activities

               The nature of the Trust's operations result in exposure to fluctuations in commodity prices, interest rates and foreign currency exchange rates. The Trust monitors and, when appropriate, uses derivative financial instruments to manage its exposure to these risks. The Trust does not obtain collateral or other security to support its financial derivatives as the majority of these instruments are with the Trust's banking syndicate.

               Risk Management: Oil          Funded Cost  bbls/d            US$/bbl
               ---------------------------------------------------------------------
               Collar - WTI
                 Q4 2008                     US$0.50/bbl     250  $ 69.00 - $ 90.00
               Collar - BRENT
                 Q4 2008                               -     500  $ 68.20 - $ 81.00
                 2009                        US$1.00/bbl     500  $100.50 - $200.00
               Call Spread - BRENT
                 2009 - 2011                 US$5.73/bbl     700  $ 65.00 - $ 85.00
               ---------------------------------------------------------------------
               ---------------------------------------------------------------------

               Risk Management: Natural Gas  Funded Cost    GJ/d              C$/GJ
               ---------------------------------------------------------------------
               Put - AECO
                 July - October 2008            $0.35/GJ   2,500             $ 9.30
                 July - October 2008            $0.32/GJ   2,500             $ 9.55
               ---------------------------------------------------------------------
               ---------------------------------------------------------------------

               The following table reconciles the change in the Trust's fair value of derivative contracts:

                                                         September 30,  December 31,
                                                                 2008          2007
               ---------------------------------------------------------------------
               Fair value of contracts, beginning of
                period                                     $    2,102    $    6,280
               Opening unrealized loss (gain) on
                contracts settled during the period             6,708        (1,624)
               Realized (loss) on contracts settled
                during the period                             (12,570)       (2,835)
               Unrealized gain (loss) during the period
                on contracts outstanding at the end of
                the period                                      3,997        (2,554)
               Net payment to counterparties under
                contract settlements during the period         12,570         2,835
               ---------------------------------------------------------------------
               Fair value of contracts, end of period      $   12,807    $    2,102
               ---------------------------------------------------------------------
               Comprised of:
                 Current derivative asset                  $    6,014    $       37
                 Current derivative liability                  (1,209)       (7,450)
                 Non-current derivative asset                   8,002         9,515
               ---------------------------------------------------------------------
               Fair value of contracts, end of period      $   12,807    $    2,102
               ---------------------------------------------------------------------
               ---------------------------------------------------------------------

               The loss (gain) on derivative instruments for the periods is comprised of the following:

                                     Three Months Ended           Nine Months Ended
                                September     September     September     September
                                 30, 2008      30, 2007      30, 2008      30, 2007
               ---------------------------------------------------------------------
               Realized (gain)
                loss on
                contracts
                settled during
                the period     $    4,422    $     (31)    $   12,570    $     (542)
               Opening
                unrealized gain
                (loss) on
                contracts
                settled during
                the period         (2,110)          149        (6,708)        1,449
               Unrealized loss
                (gain) during
                the period on
                contracts
                outstanding at
                the end of the
                period            (12,849)          967        (3,997)          483
               ---------------------------------------------------------------------
               Loss (gain) on
                derivative
                instruments for
                the period     $  (10,537)   $    1,085    $    1,865    $    1,390
               ---------------------------------------------------------------------
               ---------------------------------------------------------------------

               During the normal course of business, the Trust enters into fixed price arrangements to sell a portion of its production. The Trust has elected to exempt these contracts from fair value accounting through the use of the normal purchase and sale exemption.

           11. SEGMENTED INFORMATION

                                     Three Months Ended           Nine Months Ended
                                September     September     September     September
                                 30, 2008      30, 2007      30, 2008      30, 2007
               ---------------------------------------------------------------------
               Petroleum and
                natural gas
                revenue
                 Canada        $   83,646    $   51,886    $  252,473    $  166,869
                 France            79,041        62,065       260,787       170,856
                 Netherlands       28,090        18,282        84,416        55,029
                 Australia         54,935        55,706       218,900       108,855
               ---------------------------------------------------------------------
                               $  245,712    $  187,939    $  816,576    $  501,609
               ---------------------------------------------------------------------
               ---------------------------------------------------------------------
               Net earnings
                 Canada        $    9,640    $   (2,331)   $   43,070    $    8,065
                 France            40,069        24,666        81,890        61,315
                 Netherlands       12,700         7,581        23,125        17,677
                 Australia         24,540        18,724        67,349        33,980
               ---------------------------------------------------------------------
                               $   86,949    $   48,640    $  215,434    $  121,037
               ---------------------------------------------------------------------
               ---------------------------------------------------------------------
               Capital
                expenditures
                 Canada        $   16,698    $   14,319    $   86,607    $   48,599
                 France            11,768        28,087        39,971        56,860
                 Netherlands        1,410         8,222        11,101        12,603
                 Australia          8,485         1,106        14,679       126,384
               ---------------------------------------------------------------------
                               $   38,361    $   51,734    $  152,358    $  244,446
               ---------------------------------------------------------------------
               ---------------------------------------------------------------------

                                                         September 30,  December 31,
                                                                 2008          2007
               ---------------------------------------------------------------------
               Total assets
                 Canada                                    $  695,023    $  662,904
                 France                                       653,868       604,090
                 Netherlands                                  142,495       150,533
                 Australia                                    255,293       250,596
               ---------------------------------------------------------------------
                                                           $1,746,679    $1,668,123
               ---------------------------------------------------------------------
               ---------------------------------------------------------------------

           12. LONG-TERM INVESTMENTS

               The following table reconciles the Trust's total long-term investments as presented on the consolidated balance sheets:

                                                         September 30,  December 31,
                                                                 2008          2007
               ---------------------------------------------------------------------
               Portfolio investments, at fair value        $    6,186    $    5,032
               Investment in Verenex Energy Inc., equity
                method (fair value - $152.0 million,
                2007 - $158.8 million)                         58,745        58,096
               ---------------------------------------------------------------------
               Total long-term investments                 $   64,931    $   63,128
               ---------------------------------------------------------------------
               ---------------------------------------------------------------------

           13. COMPONENTS OF CASH AND CASH EQUIVALENTS

               The components of cash and cash equivalents are as follows:

                                                         September 30,  December 31,
                                                                 2008          2007
               ---------------------------------------------------------------------
               Monies on deposit with banks                $  132,436    $   44,588
               Guaranteed short-term investments                    -         3,280
               ---------------------------------------------------------------------
               Total cash and cash equivalents             $  132,436    $   47,868
               ---------------------------------------------------------------------
               ---------------------------------------------------------------------

           14. CAPITAL DISCLOSURES

               In managing capital, the Trust reviews whether fund flows from operations, (a non-GAAP measure, defined as cash flows from operating activities before changes in non-cash operating working capital and asset retirement costs incurred) is sufficient to pay for all capital expenditures, distributions, contributions to the reclamation fund and abandonment and reclamation expenditures. To the extent that the forecasted fund flows from operations is not expected to be sufficient to cover these expenditures, the Trust will evaluate its ability to finance any excess with debt or reduce some or all categories of expenditures to ensure that total expenditures do not exceed available funds.

               As a part of the management of capital, the Trust monitors the ratio of net debt (a non-GAAP measure, which is defined as long-term debt as shown on the consolidated balance sheets plus working capital) to annualized fund flows from operations.

               The Trust typically strives to maintain a ratio of net debt to annualized fund flows from operations near 1.0. In a commodity price environment where prices trend higher, the Trust may target a lower ratio and conversely, in a lower commodity price environment, the acceptable ratio may be higher. At times, the Trust will use its balance sheet to finance acquisitions and in these situations, the
               Trust is prepared to accept a higher ratio in the short term but will implement a plan to reduce the ratio to acceptable levels within a reasonable period of time, usually considered to be no more than 12 to 18 months. This plan could potentially include an increase in hedging activities, a reduction in capital spending and the utilization of excess fund flows from operations to reduce outstanding indebtedness.

               The following table calculates the Trust's ratio of net debt to annualized fund flows from operations for the three and nine month periods ended September 30, 2008 and for the three month period ended
               December 31, 2007:

                                                As at          As at          As at
                                           or for the     or for the     or for the
                                         Three Months    Nine Months   Three Months
                                                Ended          Ended          Ended
                                         September 30,  September 30,   December 31,
                                                 2008           2008           2007
               ---------------------------------------------------------------------
               Long-term debt              $  282,711     $  282,711     $  452,490
               Current liabilities            214,903        214,903        150,620
               Current assets                (275,429)      (275,429)      (186,252)
               ---------------------------------------------------------------------
               Net debt(1)                 $  222,185     $  222,185     $  416,858
               ---------------------------------------------------------------------
               Cash flows from operating
                activities                 $  168,251     $  517,152     $   51,737
               Changes in non-cash
                operating working capital     (39,403)       (80,852)        72,760
               Asset retirement costs
                incurred                        2,986          5,277          1,618
               ---------------------------------------------------------------------
               Fund flows from operations  $  131,834     $  441,577     $  126,115
               ---------------------------------------------------------------------
               Annualized fund flows from
                operations(2)              $  527,336     $  588,769     $  504,460
               ---------------------------------------------------------------------
               Ratio of net debt to
                annualized fund flows from
                operations ((1) (divided by) (2)) 0.4            0.4            0.8
               ---------------------------------------------------------------------

               For the periods presented here, the ratio of net debt to annualized fund flows from operations was between 0.4 and 0.8 which is within the range targeted by the Trust in high commodity price environments.

               In relation to its long-term debt, the Trust is subject to a debt to
               EBITDA ratio test (where debt is defined as long-term debt as presented on the consolidated balance sheet and EBITDA is defined as earnings before interest, taxes, depreciation, amortization and other certain non-cash items). During the periods covered by these financial statements, the Trust continued to comply with this externally imposed capital requirement.

           15. FINANCIAL INSTRUMENTS

               The following table summarizes information relating to Vermilion's financial instruments as at September 30, 2008 and December 31, 2007:

           Classification of Financial Instruments
           ---------------------------------------
           -------------------------------------------------------------------------
           Class of                                           Related Income or
           Financial    Location on Consolidated Accounting   Expense Account on
           Instruments  Balance Sheet            Designation  Statement of Earnings
           -------------------------------------------------------------------------

           -------------------------------------------------------------------------
           Cash          Cash and cash equivalents     HFT-B   Gains and losses on
                                                               foreign exchange are
                                                               included in foreign
                                                               exchange loss (gain)

           Receivables   Accounts receivable             LAR   Gains and losses on
                                                               foreign exchange are
                                                               included in foreign
                                                               exchange loss (gain).
                                                               Impairments are
                                                               recognized as general
                                                               and administration
                                                               expense

           Derivative    Derivative instruments        HFT-B   Loss (gain) on
            assets                                             derivative
                                                               instruments

           Derivative    Derivative instruments        HFT-B   Loss (gain) on
            liabilities                                        derivative
                                                               instruments

           Reclamation   Reclamation fund              HFT-A   Other income or
            fund                                               expense
            investments

           Portfolio     Long-term investments(1)      HFT-A   Other income or
            investments                                        expense

           Payables      Accounts payable and            OTH   Gains and losses on
                         accrued liabilities.                  foreign exchange are
                         Distributions payable to              included in foreign
                         unitholders.                          exchange loss (gain)

           Long-term     Long-term debt                  OTH   Interest
            debt
           -------------------------------------------------------------------------

           --------------------------------------------------
           Class of
           Financial          Carrying Amount and Fair Value
           Instruments        of Asset (Liability) as at:
           --------------------------------------------------
                                  September 30,  December 31,
                                          2008          2007
           --------------------------------------------------
            Cash                    $  132,436    $   47,868

            Receivables             $  114,251    $  119,645

            Derivative              $   14,016    $    9,552
             assets

            Derivative              $   (1,209)   $   (7,450)
             liabilities

            Reclamation             $   62,800    $   57,928
             fund
             investments

            Portfolio               $    6,186    $    5,032
             investments

            Payables                $ (159,798)   $ (141,652)

            Long-term               $ (282,711)   $ (452,490)
             debt
           --------------------------------------------------
           (1) See note 12 for a reconciliation of the
               long-term investments account

               Accounting designations used in the above table:

               HFT-A - Designated by the Trust as "Held for trading" upon initial recognition. Financial assets and liabilities designated as "Held for trading" are carried at fair value on the consolidated balance sheets with gains and losses associated with fair value adjustments recognized in net earnings.

               HFT-B - Classified as "Held for trading" in accordance with Section
               3855 of the CICA Handbook. As with HFT-A instruments these financial assets and liabilities are carried at fair value on the consolidated balance sheets with associated gains and losses reflected in net earnings.

               LAR - "Loans and receivables" are initially recognized at fair value and subsequently are measured at amortized cost. Impairments and foreign exchange gains and losses are recognized in net earnings.

               OTH - "Other financial liabilities" are initially recognized at fair value and subsequently are measured at amortized cost. Interest is recognized in net earnings using the effective interest method.
               Foreign exchange gains and losses are recognized in net earnings.

               Determination of Fair Values
               ----------------------------

               Fair values for derivative assets and derivative liabilities are determined using option pricing models that are based on assumptions which are supported by prices from observable market transactions and are adjusted for credit risk. Fair values for portfolio investments and reclamation fund investments are determined by reference to published price quotations in active markets. The carrying value of cash equivalents, receivables and payables approximate their fair value due to their short maturities. The carrying value of long-term debt approximates its fair value due to the use of short-term borrowing instruments at market rates of interest.

               Nature and Extent of Risks Arising From Financial Instruments
               -------------------------------------------------------------

               Vermilion is exposed to the following types of risks in relation to its financial instruments:

               Credit risk:
               ------------

               Vermilion extends credit to customers and the Trust may, from time-
               to-time, be due amounts from counterparties in relation to derivative instruments. Accordingly, there is a risk of financial loss in the event that a counterparty fails to discharge its obligation. For transactions that are financially significant, Vermilion reviews third-party credit ratings and may require additional forms of security. Cash held on behalf of the Trust by financial institutions is also subject to credit risk related to the credit profile of those institutions.

               Currency risk:
               --------------

               Vermilion conducts business in currencies other than Canadian dollars and accordingly is subject to currency risk associated with changes in foreign exchange rates in relation to cash, receivables, payables, derivative assets and liabilities and reclamation fund investments.
               The impact related to working capital is somewhat mitigated as a result of the offsetting effects of foreign exchange fluctuations on assets and liabilities. Vermilion monitors its exposure to currency risk and reviews whether the use of derivative financial instruments is appropriate to manage potential fluctuations in foreign exchange rates. At present, the Trust does not have any derivative instruments in place with respect to currency risk.

               Commodity price risk:
               ---------------------

               Vermilion uses financial derivatives as part of its risk management program associated with the effects of changes in commodity prices on future cash flows. Changes in the underlying commodity prices impact the fair value and future cash flows related to these derivatives.

               Equity price risk:
               ------------------

               The Trust holds investments in equity securities in its reclamation fund. In addition, at September 30, 2008 the Trust held portfolio investments in equity securities with a fair value of $6.2 million.
               The fair value of these instruments is exposed to changes in the prices of the underlying equities.

               Interest rate risk:
               -------------------

               Vermilion's debt is primarily comprised of short-term bankers acceptances that bear interest at market rates. Accordingly,
               Vermilion's exposure to interest rate risk in relation to its long-
               term debt at the balance sheet date is not material. The fair value of the bonds and debt securities that Vermilion holds in its reclamation fund is subject to interest rate risk.

               Liquidity risk:
               ---------------

               Liquidity risk is the risk that Vermilion will encounter difficulty in meeting obligations associated with its financial liabilities. The
               Trust does not consider this to be a significant risk as its financial position and available committed borrowing facility provide significant financial flexibility and allow Vermilion to meet its obligations as they come due.

               Vermilion does not consider there to be a present risk in relation to funds availability to the Trust under its committed borrowing facility.

               The nature of these risks and the Trust's strategy for managing these risks has not changed significantly from the prior period.

               Summarized Quantitative Data Associated with the Above Risks
               ------------------------------------------------------------

               Credit risk:
               ------------

               As at September 30, 2008 Vermilion's maximum exposure to receivable credit risk was $128.3 million which is the aggregate value of receivables and derivative assets at the balance sheet date.
               Vermilion's receivables are due from counterparties that have investment grade third party credit ratings or, in the absence of the availability of such ratings; Vermilion has satisfactorily reviewed the counterparty for creditworthiness as appropriate. In addition, at
               September 30, 2008 Vermilion had $132.4 million in cash on deposit at banks. The Trust is reviewing options to mitigate its risk in relation to recent economic events.

               As at the balance sheet date the amount of financial assets that were past due or impaired was not material for disclosure.

               Liquidity risk:
               ---------------

               The following table summarizes Vermilion's financial liabilities and their contractual maturities:

                                               Later than   Later than   Later than
                                                one month  three months    one year
               Due in (from              Not      and not      and not      and not
               balance sheet      later than   later than   later than   later than
               date)               one month three months     one year   five years
               ---------------------------------------------------------------------
               Non-derivative
                financial
                liabilities       $   96,354   $   58,707   $    4,737   $  282,711
               Derivative
                financial
                liabilities                -   $      806   $      403            -
               ---------------------------------------------------------------------

               Minimal liquidity risk exists with regards to the Trust's financial liabilities given the Trust's financial position and committed borrowing facility.

               Market risk:
               ------------

               As previously noted, the Trust is exposed to currency risk related to changes in foreign currency denominated financial instruments, commodity price risk related to outstanding derivative positions, interest rate risk related to its long-term debt and investments in debt securities and equity price risk related to investments in equity securities. The following table summarizes what the impact on net earnings before tax would be for the nine month period ended
               September 30, 2008 given changes in the relevant risk variables that the Trust considers were reasonably possible at September 30, 2008.
               The impact on net earnings before tax associated with changes in these risk variables for liabilities that are not considered financial instruments is excluded from this analysis. This analysis does not attempt to reflect any interdependencies between the relevant risk variables.

                                                                      Effect on net
                                                                    earnings before
                                                                       tax increase
               Risk            Description of change in risk variable     (decrease)
               ---------------------------------------------------------------------
               Currency risk     Increase in strength of the Canadian    $   (7,248)
                - Euro to      dollar against the Euro by 5% over the
                   Canadian    relevant closing rates on September 30,
                                                                 2008.

                                 Decrease in strength of the Canadian    $   14,495
                              dollar against the Euro by 10% over the
                               relevant closing rates on September 30,
                                                                 2008.

               Currency risk     Increase in strength of the Canadian    $   (3,005)
                - US$ to        dollar against the US$ by 5% over the
                   Canadian    relevant closing rates on September 30,
                                                                 2008.

                                 Decrease in strength of the Canadian    $    6,009
                               dollar against the US$ by 10% over the
                               relevant closing rates on September 30,
                                                                 2008.

               Currency risk     Increase in strength of the Canadian    $       46
                - AUD$ to      dollar against the AUD$ by 5% over the
                   Canadian    relevant closing rates on September 30,
                                                                 2008.

                                 Decrease in strength of the Canadian    $      (92)
                              dollar against the AUD$ by 10% over the
                               relevant closing rates on September 30,
                                                                 2008.

               Commodity     Increase in relevant oil reference price    $   (1,333)
                price risk       at September 30, 2008 by US$5.00/bbl
                                 within option pricing models used to
                               determine the fair value of derivative
                                                            positions.

                             Decrease in relevant oil reference price    $    1,333
                                 at September 30, 2008 by US$5.00/bbl
                                 within option pricing models used to
                               determine the fair value of derivative
                                                            positions.
               ---------------------------------------------------------------------

               Reasonably possible changes in the relevant variables associated with interest rate risk and equity price risk would not have had a material impact on net earnings for the period ended September 30,
               2008.
           >>

           %SEDAR: 00018945E          %CIK: 0001293135

           /For further information: Lorenzo Donadeo, President & CEO; Curtis W.
Hicks, C.A., Executive VP & CFO; Paul Beique, Vice President Capital Markets,
2800, 400 - 4th Avenue S.W., Calgary, Alberta T2P 0J4, TEL (403) 698-8827, FAX
(403) 264-6306, TOLL FREE 1-866-895-8101,
investor_relations(at)vermilionenergy.com, www.vermilionenergy.com/
           (VET.UN.)

CO:  Vermilion Energy Trust

CNW 07:00e 10-NOV-08